Opinion of Counsel





November 24, 1998

IDS Managed Retirement Fund, Inc.
IDS Tower 10
Minneapolis, MN  55440-0010


Gentlemen:

I have examined the Articled of Incorporation and the By-Laws of IDS Managed Retirement Fund, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.


Sincerely,



/s/ Leslie L. Ogg
Leslie L. Ogg
Attorney at Law
901 S. Marquette Ave., Suite 2810
Minneapolis, Minnesota  55401-3268